Exhibit 3.21

Interests of Certain Persons or Companies in the Matters to be Acted Upon

The directors and officers of True and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 8.3 million True Shares and 3.5 million True Options, representing approximately 11.4% of the outstanding True Shares on a fully diluted basis. Prior to the Effective Time, it is anticipated that all of the True Options held by the directors and officers will be exercised. Immediately after giving effect to the Vero Initial Private Placement and the Arrangement, and assuming exercise of all True Options and Trust Rights prior to the Effective Time, it is anticipated that the current directors and officers of True and their associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 5.9 million pre-Consolidated Trust Units (2.9 million post-Consolidated Trust Units) (approximately 8% of the outstanding Trust Units), 3.0 million Vero Shares (approximately 24% of the outstanding Vero Shares) and Vero Arrangement Warrants entitling them to acquire an additional 769,763 Vero Shares.

True has entered into employment agreements with certain of its executive officers. The Board of Directors has approved amendments to certain of the employment agreements in order that all executive officers of True be treated in a similar fashion with respect to payments arising upon a “change of control” or waiver of rights in respect thereof whether and notwithstanding that such individuals are to be subsequently employed by True Amalco, on behalf of the Trust, or by Vero following completion of the Arrangement. Payments aggregating approximately $1.4 million will be paid to executive officers of True upon completion of the Arrangement.

Pursuant to True’s share option plan, all True Options became vested prior to consummation of the Arrangement and any True Options not exercised prior to the Effective Time will be terminated. See “Information Concerning True Energy Inc. – Ownership of Securities of True”.

True has retained CIBC World Markets Inc. as financial advisor to True and the Board of Directors with respect to the Arrangement. FirstEnergy Capital Corp. is also acting as a strategic advisor to True and GMP Securities Inc. is acting as a strategic advisor to Vero in connection with the Arrangement. These advisors have received or will receive fees from True and Vero, as the case may be, for services rendered.

Certain directors, officers, employees and other service providers of True and Vero may participate in the Vero Initial Private Placement. See “Other Matters Considered in the Arrangement Resolution - Approval of Vero Initial Private Placement” and “The Arrangement – Securities Law Matters - Canada”.

None of the principal holders of True Shares or any director or officer of True, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, True or any of its affiliates, except as disclosed above or elsewhere, or incorporated herein by reference, in this Information Circular or in the appendices hereto.